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SEC
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JUN 23 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B-36242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rideau Lyons & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 Wilshire Boulevard Suite 2131
(No. and Street)

Los Angeles (City) California (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaMar Lyons 323-965-1710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

RECEIVED
2015 JUN 23 PM 3:26
SEC / MR

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LaMar Lyons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rideau Lyons & Co., as of ~~March 20~~ Dec 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On 03/20/2015 before me, Jorge Amezquita notary public
(insert name and title of the officer)

personally appeared Lamar Andrew Lyons
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Seal)

Notary Public - California
Los Angeles County

RIDEAU LYONS & CO., INC.
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Rideau Lyons & Co., Inc.
5455 Wilshire Blvd.
Los Angeles , CA 90036

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Rideau Lyons & Co., Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Rideau Lyons & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rideau Lyons & Co., Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Rideau Lyons & Co., Inc. financial statements. The Net Capital Computation is the responsibility of Rideau Lyons & Co., Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Rideau Lyons & Co., Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash in Bank	$	3,078.41
Cash in Bank		3,108.99
PROPERTY AND EQUIPMENT		-
TOTAL ASSETS	$	6,187.40

The footnotes are an integral part of the financial statements.

Rideau Lyons & Co., Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 250,000 shares authorized, 113,875 shares issued and outstanding	206,840.00
Paid in Excess	333,278.00
Retained Earnings	(533,930.60)
Total Stockholders' Equity	6,187.40
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,187.40

The footnotes are an integral part of the financial statements.

Rideau Lyons & Co., Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Commissions Earned	$	94.27
Interest Income		0.18
Total Revenues		94.45
Operating Expenses		
Employee compensation and ben		1,000.00
Floor brokerage, exchange, and c		2,262.00
Communications and data proces		603.45
Occupancy		9,193.51
Other expenses		29,509.63
Total Operating Expenses		42,568.59
Operating Income (Loss)		(42,474.14)
Net Income (Loss)	$	(42,474.14)

The footnotes are an integral part of the financial statements.

Rideau Lyons & Co., Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2014
Beginning of Period	$	(491,456.46)
Plus: Net Income	$	(42,474.14)
Less: Distributions		0.00
RETAINED EARNINGS END OF PERIOD	$	(533,930.60)

The footnotes are an integral part of the financial statements.

Rideau Lyons & Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(42,474.14)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		0.00
Total Adjustments		0.00
Net Cash Provided By (Used in) Operating Activities		(42,474.14)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		40,659.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		40,659.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,815.14)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		8,002.54
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	6,187.40

The footnotes are an integral part of the financial statements.

RIDEAU LYONS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	113,876	$ 206,840	113,876	$ 292,619	-	$ -	$ (491,456)	$ 8,003
Net Income	-	-	-	-	-	-	(42,474)	(42,474)
Capital Transactions	-	-	-	40,659	-	-	-	40,659
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$ 113,876	$ 206,840	$ 113,876	$ 333,278	$ -	$ -	$ (533,930)	$ 6,188

The footnotes are an integral part of the financial statements.

(323) 315-5239 p.14

RIDEAU LYONS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Rideau Lyons & Co. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of California effective September 16, 1985. The Company has adopted a fiscal year ending December 31st.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for "Special Account for the Exclusive Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered..

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

RIDEAU LYONS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of sales of financial advisory services and bond underwriting.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C – RENT

The Company paid $9,193.51 in rent under a lease agreement.

RIDEAU LYONS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Rideau Lyons & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 6,187.00
Nonallowable assets:		
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 6,187.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 1,187.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 6,187.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	6,187.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Rideau Lyons & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Rideau Lyons & Co., Inc.
600 Wilshire Blvd
Suite 1222
Los Angeles, CA 90017

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Rideau Lyons & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rideau Lyons & Co., Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Rideau Lyons & Co., Inc., stated that Rideau Lyons & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Rideau Lyons & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rideau Lyons & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

BROKER DEALER EXEMPTION LETTER

RIDEAU

RIDEAU LYONS & CO., INC
5455 WILSHIRE BL. SUITE 2131
LOS ANGELES, CA. 900036
TEL: (323) 965-1710

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 17 C.F.R. § 15c3-3(k)(2)(i) and (k)(2)(ii) FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Rideau Lyons & Co., Inc. has complied with Exemption Rule 17 C.F.R. § 15c3-3(k)(2)(i) and (k)(2)(ii) for the period of January 1, 2014 through December 31, 2014. Rideau Lyons & Co., Inc. did not hold customer securities or funds at any time during this period and does business as a underwriter of municipal securities on a firm commitment and as a broker or dealer retailing corporate equity securities over the counter. Rideau Lyons & Co., Inc.'s past business has been of similar nature and has complied to this exemption.

LaMar Lyons, the president of Rideau Lyons & Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

LaMar Lyons has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Rideau Lyons & Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 323-965-1710.

Very truly yours,

LaMar Lyons
President
Rideau Lyons & Co., Inc.